SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated April 22, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: April 22, 2014

Exhibit 99.1

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Unaudited Financial and Operating Results for the Fourth Quarter and Year 2013

BEIJING, China, April 22, 2014 /PRNewswire/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the fourth quarter and year ended December 31, 2013.

Fourth quarter 2013 results

•	Net revenues increased 25.1% to $130.3 million in the fourth quarter 2013 from $104.2 million in the fourth quarter 2012.

•	Gross profit increased 12.7% to $41.6 million in the fourth quarter 2013 from $36.9 million in the fourth quarter 2012.

•	Net income in the fourth quarter 2013 decreased 74.0% to $2.0 million from $7.7 million in the fourth quarter 2012.

•	Non-GAAP net income in the fourth quarter 2013 (note 1) decreased 52.1% to $5.4 million from $11.2 million in the fourth quarter 2012.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.04 in the fourth quarter 2013 compared with $0.13 in the fourth quarter 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.10 in the fourth quarter 2013 compared with $0.19 in the fourth quarter 2012.

•	Total number of employees increased 28.5% to 18,643 as of December 31, 2013 from 14,512 as of December 31, 2012.

Year 2013 results

•	Net revenues increased 16.5% to $444.2 million in 2013 from $381.1 million in 2012.

•	Gross profit increased 4.8% to $135.8 million in 2013 from $129.6 million in 2012.

•	Net loss in 2013 was $4.1 million compared with a net income of $22.1 million in 2012.

•	Non-GAAP net income (note 1) decreased 58.7% to $15.3 million in 2013 from $37.1 million in 2012.

•	Diluted earnings per ADS were a loss of $0.06 in 2013 and an income of $0.38 in 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.27 in 2013 compared with $0.64 in 2012.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “We concluded the fourth quarter 2013 with solid performance, recognizing top line growth of 25.1% over the fourth quarter 2012, and $10.3 million over our expectation for the fourth quarter 2013. The growth came mainly from our largest communications client and domestic banking clients, and modest growth in U.S. business in the fourth quarter 2013. In contrast, revenues from European and Japanese markets continued to decline during the quarter reflecting weakening customer demands.”

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

We focused on accelerating cash collections from customers during the fourth quarter to catch up where we fell behind during the previous quarters. The result was positive cash flow from operations of $35.9 million in the fourth quarter and $3.8 million for the year 2013. We also secured sufficient credit facilities from local commercial banks to meet capital needs to grow the business.

Although we were focused on optimizing our business portfolio and improving operating efficiencies, our margins in 2013 declined from the prior year due to higher cost base, primarily in employee compensation, and investments made in business transformation.

In 2014, we expect to continue our strategic direction that includes smooth operations for the second year of our joint venture with Huawei, gaining additional new business in the domestic BFSI sector, and continuing to invest in emerging technologies, including big data, mobile, and cloud computing to further build our solution-based business capabilities for longer term success.”

Results of operations for the fourth quarter 2013

Net revenues

Net revenues increased $26.1 million or 25.1% to $130.3 million in the fourth quarter 2013 from $104.2 million in the fourth quarter 2012, mainly due to relatively stronger demand for IT services from clients in Greater China and slower growth from clients in the United States, partially offset by declining demand from clients in Europe and Japan.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance (“ADM”), as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line.

US$ in thousands, except %	2012Q4%		2013Q4%
IT services
ADM	34,589	33.2%	52,990	40.7%
R&D	25,097	24.1%	30,976	23.8%
Infrastructure and software	3,104	3.0%	2,052	1.6%

IT services, total	62,790	60.3%	86,018	66.1%
Consulting & Solutions	37,886	36.3%	36,661	28.1%
BPO services	3,543	3.4%	7,669	5.8%

Total net revenues	104,219	100.0%	130,348	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from IT services increased $23.2 million or 37.0% to $86.0 million in the fourth quarter 2013 from $62.8 million in the fourth quarter 2012 mainly due to increased business volume from our largest communications client and banking clients in China. Net revenues from Consulting & Solutions decreased $1.2 million or 3.2% to $36.7 million in the fourth quarter 2013 from $37.9 million in the fourth quarter 2012, mainly due to decreased demand from a technology client in China and a communications client in U.S., partially offset by the revenues generated from recent wins of new public sector consulting & solutions projects in China. Net revenues from BPO services increased 116.5% to $7.7 million in the fourth quarter 2013 from $3.5 million in the fourth quarter 2012 mainly due to new project wins.

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2012Q4%		2013Q4%
Greater China	72,418	69.5%	97,906	75.1%
Global:
United States	19,998	19.2%	21,885	16.8%
Europe	5,562	5.3%	4,690	3.6%
Japan	5,297	5.1%	4,779	3.7%
Others	944	0.9%	1,088	0.8%

Global total	31,801	30.5%	32,442	24.9%

Total net revenues	104,219	100.0%	130,348	100.0%

Reflecting the different conditions in different markets, in the fourth quarter 2013, net revenues in Greater China continued to grow faster than the net revenues in the Global market. Our net revenues from Greater China clients increased $25.5 million or 35.2% to $97.9 million in the fourth quarter 2013 from $72.4 million in the fourth quarter 2012 mainly due to increased business volume from our largest communications client and banking clients in China and the revenues generated from recent wins of new public sector consulting & solutions projects in China. Net revenues from U.S. clients increased $1.9 million or 9.4% to $21.9 million in the fourth quarter 2013 from $20.0 million in the fourth quarter 2012 mainly due to increased demand from two technology clients, partially offset by reduced demand from a major communications client in the U.S. market. Net revenues from European clients decreased 15.7% to $4.7 million in the fourth quarter 2013 from $5.6 million in the fourth quarter 2012 due to the termination of business relationships with two European communication clients. Net revenues from Japanese clients decreased $0.5 million or 9.8% to $4.8 million in the fourth quarter 2013 from $5.3 million in the fourth quarter 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing long-term demand for IT services and solutions: technology; communications; banking, financial services and insurance (“BFSI”); and energy, transportation, and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2012Q4%		2013Q4%
Technology	25,685	24.7%	25,213	19.3%
Communications	37,201	35.7%	48,453	37.2%
BFSI	22,240	21.3%	27,367	21.0%
Energy, transportation, and public	12,629	12.1%	18,415	14.1%
Others	6,464	6.2%	10,900	8.4%

Total net revenues	104,219	100.0%	130,348	100.0%

Net revenues from technology clients decreased $0.5 million or 1.8% to $25.2 million in the fourth quarter 2013 from $25.7 million in the fourth quarter 2012 due to reduced demand from a major technology client in China, partially offset by increased demand from two technology clients in the U.S. market. Net revenues from communications clients increased $11.3 million or 30.2% to $48.5 million in the fourth quarter 2013 from $37.2 million in the fourth quarter 2012 due to increased business volume from our largest communications client in China, partially offset by the decreased demand from a major communications client in United States and two European clients. Net revenues from BFSI clients increased $5.1 million or 23.1% to $27.4 million in the fourth quarter 2013 from $22.2 million in the fourth quarter 2012, attributable largely to IT services projects for domestic banks. Net revenues from energy, transportation, and public sector clients increased $5.8 million or 45.8% to $18.4 million in the fourth quarter 2013 from $12.6 million in the fourth quarter 2012 due to recent wins of new public sector consulting & solutions projects. Net revenues from all other industries increased $4.4 million to $10.9 million in the fourth quarter 2013 from $6.5 million in the fourth quarter 2012.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $62.3 million or 47.8% of total net revenues in the fourth quarter 2013 compared with $50.7 million or 48.6% in the fourth quarter 2012.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2012Q4%		2013Q4%
Time-and-expense basis	39,433	37.8%	44,702	34.3%
Fixed-price basis	64,050	61.5%	83,129	63.8%
Volume basis (BPO)	736	0.7%	2,517	1.9%

Total net revenues	104,219	100.0%	130,348	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from time-and-expenses basis projects increased $5.3 million or 13.4% to $44.7 million in the fourth quarter 2013 from $39.4 million in the fourth quarter 2012. Net revenues from fixed-price basis projects increased $19.1 million or 29.8% to $83.1 million in the fourth quarter 2013 from $64.1 million in the fourth quarter 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $21.4 million or 31.9% to $88.8 million in the fourth quarter 2013 from $67.3 million in the fourth quarter 2012 primarily due to higher salary and compensation costs as a result of organic growth of service delivery employees and the acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

Gross profit increased $4.7 million or 12.7% to $41.6 million in the fourth quarter 2013 from $36.9 million in the fourth quarter 2012. Gross profit margin decreased to 31.9% in the fourth quarter 2013 from 35.4% in the fourth quarter 2012 primarily due to (1) change of business mix in the fourth quarter 2013 since less revenues were generated from consulting and solutions business and more revenues were generated from IT services and BPO type contracts, which generally had lower gross margins than in the consulting and solutions business; (2) an increase in salary and compensation costs as a result of annual salary increases for delivery personnel, (3) less government subsidies received in the fourth quarter 2013.

Operating expenses

Operating expenses increased by $8.3 million or 30.9% to $35.2 million in the fourth quarter 2013 from $26.9 million in the fourth quarter 2012 primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher professional expenses, mainly go-private related expenses and legal fees related to some ongoing litigations; and (3) higher depreciation and amortization expenses, partially offset by a decrease of rental expenses as a result of moving into the newly acquired office building in the second quarter 2013.

Income from operations

Income from operations decreased $3.5 million or 33.3% to $7.1 million in the fourth quarter 2013 from $10.6 million in the fourth quarter 2012 due to the factors explained above.

Non-GAAP income from operations (note 1) decreased $3.7 million or 26.2% to $10.5 million in the fourth quarter 2013 from $14.2 million in the fourth quarter 2012 due to lower gross profit and higher operating expenses explained above.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Interest expense

Interest expense was $3.4 million in the fourth quarter 2013 compared with $0.9 million in the fourth quarter 2012. Interest expense in the fourth quarter 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes expense

Income tax expense was $1.9 million in the fourth quarter of both 2013 and 2012.

Net income

Net income decreased $5.7 million or 74.0% to $2.0 million in the fourth quarter 2013 from $7.7 million in the fourth quarter 2012 due to the factors explained above.

Non-GAAP net income decreased $5.8 million or 52.1% to $5.4 million in the fourth quarter 2013 from $11.2 million in the fourth quarter 2012 due to the factors explained above.

Earnings per ADS

Basic earnings per ADS were $0.05 in the fourth quarter 2013 and $0.14 in the fourth quarter 2012.

Diluted earnings per ADS were $0.04 in the fourth quarter 2013 and $0.13 in the fourth quarter 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.10 in the fourth quarter 2013 and $0.19 in the fourth quarter 2012.

Cash and cash flow

As of December 31, 2013, we had a cash balance of $104.9 million. Our net cash provided by operating activities in the fourth quarter 2013 was $35.9 million. Our net cash used in investing activities in the fourth quarter 2013 was $20.0 million, including $12.4 million of capital expenditures. Within the capital expenditures, $5.1 million related to the decoration of the newly acquired office building in Beijing. Our net cash provided by financing activities in the fourth quarter was $2.9 million, including $35.9 million proceeds from short-term bank loans, $2.7 million proceeds from long-term bank loans, offset by $33.7 million in repayments of short-term bank loans upon maturity and $2.8 million in payments for acquisition of our new headquarters office building.

Days sales outstanding, or DSO, was 164 days for the fourth quarter 2013 and 172 days for the fourth quarter 2012. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Results of operations for 2013

Net revenues

Net revenues increased $63.1 million or 16.5% to $444.2 million in 2013 from $381.1 million in 2012 due to relatively stronger customer demand for IT services in Greater China, partially offset by declining demand from some global clients.

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	2012	%	2013	%
IT services
ADM	127,056	33.3%	168,174	37.9%
R&D	102,697	26.9%	108,913	24.5%
Infrastructure and software	11,000	2.9%	5,709	1.3%

IT services, total	240,753	63.1%	282,796	63.7%
Consulting & Solutions	127,227	33.4%	138,132	31.1%
BPO services	13,164	3.5%	23,267	5.2%

Total net revenues	381,144	100.0%	444,195	100.0%

Net revenues from IT Services increased $42.0 million or 17.5% to $282.8 million in 2013 from $240.8 million in 2012 mainly due to increased business volume from our largest communications client and other banking clients in China. Net revenues from Consulting & Solutions increased $10.9 million or 8.6% to $138.1 million in 2013 from $127.2 million in 2012 mainly due to revenue generated from public sector consulting & solutions projects won in 2013, partially offset by the decreased demand from a technology client in China and a communications client in U.S. Net revenues from BPO services increased 76.7% to $23.3 million in 2013 from $13.2 million in 2012 due to new project wins.

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2012	%	2013	%
Greater China	243,969	64.0%	315,309	71.0%
Global:
United States	86,367	22.7%	84,317	19.0%
Europe	25,048	6.6%	19,821	4.5%
Japan	23,315	6.1%	21,182	4.8%
Others	2,445	0.6%	3,566	0.7%

Global total	137,175	36.0%	128,886	29.0%

Total net revenues	381,144	100.0%	444,195	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our net revenues from Greater China clients increased $71.3 million or 29.2% to $315.3 million in 2013 from $244.0 million in 2012 mainly due to increased business volume from our largest communications client and other banking clients in China and continuous revenue generated from China public sector consulting & solutions projects won in 2013. Net revenues from U.S. clients decreased $2.1 million or 2.4% to $84.3 million in 2013 from $86.4 million in 2012 mainly due to reduced demand from a major communications client, partially offset by increased demand from two technology clients in the United States. Net revenues from European clients decreased $5.2 million or 20.9% to $19.8 million in 2013 from $25.0 million in 2012 due to the termination of business relationships with two European communications clients. Net revenues from Japanese clients decreased $2.1 million or 9.1% to $21.2 million in 2013 from $23.3 million in 2012.

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	2012	%	2013	%
Technology	104,235	27.4%	98,901	22.3%
Communication	138,885	36.4%	164,150	37.0%
BFSI	79,667	20.9%	94,453	21.3%
Energy, transportation, and public	35,955	9.4%	54,511	12.2%
Others	22,402	5.9%	32,180	7.2%

Total net revenues	381,144	100.0%	444,195	100.0%

Net revenues from technology clients decreased $5.3 million or 5.1% to $98.9 million in 2013 from $104.2 million in 2012 due to reduced demand from a major technology client in China, partially offset by increased demand from two technology clients in the U.S. market. Net revenues from communications clients increased $25.3 million or 18.2% to $164.2 million in 2013 from $138.9 million in 2012 due to increased business volume from our largest communications client in China, partially offset by the decreased demand from a major communications client in United States and two European clients. Net revenues from BFSI clients increased $14.8 million or 18.6% to $94.5 million in 2013 from $79.7 million in 2012, attributable largely to IT services projects for domestic banks, partially offset by reduced revenue from a global financial institution client. Net revenues from energy, transportation, and public sector clients increased $18.6 million or 51.6% to $54.5 million in 2013 from $36.0 million in 2012, which was largely due to recent wins of some new public sector consulting & solution projects. Net revenues from all other industries increased $9.8 million to $32.2 million in 2013 from $22.4 million in 2012 resulting from three new project wins from a Chinese real estate development company, a global cosmetic company, and a global BPO company.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $211.9 million or 47.7% of total net revenues in 2013 compared with $180.0 million or 47.2% in 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	2012	%	2013	%
Time-and-expense basis	142,474	37.4%	160,884	36.3%
Fixed-price basis	235,877	61.9%	277,118	62.3%
Volume basis (BPO)	2,793	0.7%	6,193	1.4%

Total net revenues	381,144	100.0%	444,195	100.0%

Net revenues from time-and-expenses basis projects increased $18.4 million or 12.9% to $160.9 million in 2013 from $142.5 million in 2012. Net revenues from fixed-price basis projects increased $41.2 million or 17.5% to $277.1 million in 2013 from $235.9 million in 2012. Net revenues from volume basis projects increased $3.4 million or 121.7% to $6.2 million in 2013 from $2.8 million in 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $56.8 million or 22.6% to $308.3 million in 2013 from $251.5 million in 2012 primarily due to increase of salary and compensation costs as a result of organic growth of service delivery employees and the acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

Gross profit increased $6.2 million or 4.8% to $135.8 million in 2013 from $129.6 million in 2012. Gross profit margin decreased to 30.6% in 2013 from 34.0% in 2012 primarily due to (1) an increase in salary and compensation costs as a result of annual salary increases for delivery personnel, more idle costs because one major client is consolidating its vendors, more people leaving our industry peers and joining us who were not fully productive during the transition period, and more idle costs because we reserved more fresh graduate students to replace certain non-productive employees and there were certain duplicate labor costs during the replacing period and (2) less government subsidies received in 2013.

Operating expenses

Operating expenses increased $26.0 million or 25.7% to $127.1 million in 2013 from $101.1 million in 2012 primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher rental and office reallocation expenses in connection with relocating our headquarters in Beijing and terminating rental contracts in Tianjin and Changsha; and (3) higher professional expenses, mainly go-private related expenses and legal fees related to some ongoing litigations.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Income from operations

Income from operations decreased $22.6 million or 79.9% to $5.7 million in 2013 from $28.3 million in 2012 due to the factors explained above and a preexisting lease contract loss included in other expense.

Non-GAAP income from operations (note 1) decreased $18.2 million or 42.0% to $25.1 million in 2013 from $43.3 million in 2012.

Interest expense

Interest expense was $9.0 million in 2013 and $2.0 million in 2012. Interest expense in 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes expense

Income tax expense was $1.3 million in 2013 compared with $4.4 million in 2012.

Net income (loss)

Net loss was $4.1 million in 2013 compared with net income of $22.1 million in 2012 due to the factors explained above.

Non-GAAP net income (note 1) decreased $21.8 million or 58.7% to $15.3 million in 2013 from $37.1 million in 2012.

Earnings per ADS

Basic earnings per ADS were a loss of $0.06 in 2013 and an income of $0.39 in 2012.

Diluted earnings per ADS were a loss of $0.06 in 2013 and an income of $0.38 in 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.27 in 2013 and $0.64 in 2012.

Cash and cash flow

As of December 31, 2013, we had a cash balance of $104.9 million. Our net cash provided by operating activities in 2013 was $3.8 million. Our net cash used in investing activities in 2013 was $94.9 million, including $40.1 million of capital expenditures and $49.0 million payment for acquisition of our new headquarters office building in 2013. Within the capital expenditures, $18.5 million related to the decoration of the newly acquired office building in Beijing. Our net cash provided by financing activities in 2013 was $78.3 million, including $125.3 million proceeds from short-term bank loans, $17.3 million proceeds from long-term bank loans, offset by $64.1 million in repayments of short-term bank loans upon maturity and $2.8 million in payments for acquisition of our new headquarters office building.

Days sales outstanding was 172 days for 2013 and 157 days for 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Recent developments

Going Private Transaction

On April 18, 2014, the Company entered into a definitive Agreement and Plan of Merger with respect to the previously announced “going private” transaction. The agreed purchase price per ADS is US$5.70.

The transaction is subject to various closing conditions, including shareholder approval. The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Agreement and Plan of Merger and contain other important information about the transaction, the Company, and the other participants in the transaction.

In the interim, investors are encouraged to review the related Form 6-K filed with the SEC at www.sec.gov on April 21, 2014 that contains certain information and attachments with respect to the going private transaction and its participants.

Resignation of CFO

Xiaosong Zhang (Jonathan) has notified iSoftStone of his intent to resign as the Company’s Chief Financial Officer. Mr. Zhang will continue to serve as iSoftStone’s CFO through the filing of iSoftStone’s 2013 annual report on S.E.C. Form 20-F, then continue to serve the Company as a consultant for an initial transition period through the end of August 2014, then for an extended period as the Company desires. Mr. Zhang is leaving to accept a Chief Financial Officer position with a mobile internet company located in Beijing, China.

Following Mr. Zhang’s resignation, Cheng Zhang (Charles), iSoftStone’s Vice President & Controller, will serve as acting Chief Financial Officer until a successor CFO has been appointed. Charles has been the Company’s Vice President and Controller since July 2008. Prior to joining iSoftStone, Charles was the controller at United Information Technology Storage (Beijing) Co., Ltd from January 2008 to June 2008, controller at Nolato Mobile Communication Polymers (Beijing) Co., Ltd from February 2006 to December 2007, and finance manager at Lucent Technologies China Co., Ltd, Kimberly-Clark Beijing Co., Ltd, and Beijing Stone Matsushita Electric Works Co., Ltd from 1996 to 2006. Charles is a Certified General Accountant of Canada, a member of the Association of Chartered Certified Accountants, and a Certified Practicing Accountant of Australia.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Mr. Xiaosong Zhang said, “I am grateful for the exceptional people that I have had the privilege to work with at iSoftStone. I feel so proud that the Company established its market leading position over the past four years, which has been a very critical corporate development stage and during which I participated and contributed. Going forward, I will continue to serve and support the Company from a different role and capacity. Wish iSoftStone great success in the future.”

Mr. T.W. Liu, iSoftStone’s Chief Executive Officer, said, “Jonathan has been a truly valuable member of management who saw us through a number of significant milestones, including our IPO and establishment of joint venture with Huawei. Together, we witnessed the superior business growth and survived from market headwinds and competitions. We wish him the very best as he continues his career.”

Outlook for the first quarter 2014

For the first quarter 2014, iSoftStone expects to achieve the following targets:

•	Net revenues for the first quarter 2014 to be at least $122 million.

•	Net income for the first quarter 2014 to be at least $0.2 million.

•	Non-GAAP net income for the first quarter 2014 to be at least $2.2 million.

•	Non-GAAP diluted earnings per ADS for the first quarter 2014 to be at least $0.04, assuming 59.8 million average ADSs will be outstanding in the first quarter 2014. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, and changes in fair value of contingent consideration in business combinations and a preexisting contract loss related to the acquisition of our Beijing headquarters building in May 2013.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excludes share-based compensation, changes in fair value of contingent consideration in connection with business combination, amortization of intangible assets from acquisitions, and preexisting contract loss. For reconciliations of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the fourth quarter 2013, our financial outlook for the first quarter 2014, our continued strategic focus on ISST (our joint venture with Huawei), seeking additional new business in the BFSI sector in China, and continued investment in emerging technologies (including big data, mobile, and cloud computing) to build our capabilities for our longer term success, and the anticipated closing of the going private transaction.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter 2013 are preliminary, unaudited, and subject to audit adjustment. We may not meet our financial outlook for the first quarter 2014 or effectively execute on our strategic focus to position us for longer term success or to grow our business as planned. The going private transaction is subject to various conditions (including shareholder approval) and may not close when planned or at all. To meet these expectations we must, among other things, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, which we may not be able to achieve on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2012 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 24, 2013, which can be found on our website at www.isoftstone.com and at www.sec.gov.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

All projections (including our first quarter 2014 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013

Revenues	104,681	130,672	385,666	445,137

Business tax	(462)	(324)	(4,522)	(942)

Net revenues	104,219	130,348	381,144	444,195

Cost of revenues	(67,303)	(88,752)	(251,540)	(308,349)

Gross profit	36,916	41,596	129,604	135,846
Operating expenses:

General and administrative expenses	(16,670)	(23,214)	(63,279)	(85,211)

Selling and marketing expenses	(8,902)	(9,386)	(32,855)	(34,116)

Research and development expenses	(1,301)	(2,586)	(4,951)	(7,737)

Total operating expenses	(26,873)	(35,186)	(101,085)	(127,064)
Change in fair value of contingent consideration in connection with business combination	(477)	(51)	(1,119)	(252)

Other income (expenses), net	424	327	(230)	(4,031)

Government subsidies	629	397	1,110	1,175

Income from operations	10,619	7,083	28,280	5,674

Interest income	118	137	775	812

Interest expense	(865)	(3,362)	(1,966)	(8,974)

Income (loss) before provision for income taxes and income (loss) in equity method investments, net of income taxes	9,872	3,858	27,089	(2,488)

Income taxes expense	(1,926)	(1,873)	(4,370)	(1,256)

Income (loss) after income tax before income (loss) in equity method investments, net of income taxes	7,946	1,985	22,719	(3,744)
(Loss) income in equity method investments, net of income taxes	(289)	7	(637)	(363)

Net income (loss)	7,657	1,992	22,082	(4,107)

Less: net loss attributable to noncontrolling interest	(41)	(658)	(27)	(450)

Net income (loss) attributable to iSoftStone Holdings Limited	7,698	2,650	22,109	(3,657)

Earnings (loss) per share (In US$)

Basic	0.01	—	0.04	(0.01)

Diluted	0.01	—	0.04	(0.01)

Earnings (loss) per ADS (In US$)

Basic	0.14	0.05	0.39	(0.06)

Diluted	0.13	0.04	0.38	(0.06)
Weighted average shares (In thousands)

Basic	567,693	583,454	564,070	575,326

Diluted	576,572	596,586	582,402	575,326

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Net income (loss)	7,657	1,992	22,082	(4,107)
Other comprehensive income, net of tax of nil
Changes in cumulative foreign currency translation adjustment	1,483	2,191	2,088	6,699

Comprehensive income	9,140	4,183	24,170	2,592
Less: comprehensive (loss) income attributed to the noncontrolling interest	(23)	(578)	33	(260)

Comprehensive income attributed to iSoftStone Holdings Limited	9,163	4,761	24,137	2,852

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31 2012	December 31 2013
Cash and cash equivalent	116,597	104,835
Restricted cash	8,743	11,410
Accounts receivable, net of allowance	202,202	253,209
Other current assets	19,772	32,900

Total current assets	347,314	402,354
Property and equipment	67,768	151,010
Land use right	3,202	39,569
Intangible assets	5,945	4,456
Goodwill	26,983	32,684
Other non-current assets	15,298	19,271

Total assets	466,510	649,344

Accounts payable	21,895	29,389
Deferred revenue	9,693	19,300
Short-term borrowings	54,012	123,434
Other current liabilities	43,878	69,292

Total current liabilities	129,478	241,415
Long-term borrowings	—	42,635
Other non-current liabilities	4,048	11,443

Total liabilities	133,526	295,493
Shareholders’ equity (Note a)	330,073	346,353
Noncontrolling interest	2,911	7,498

Total liabilities and shareholders’ equity	466,510	649,344

Note a:

As of December 31, 2013, the number of ordinary shares issued and outstanding was 583,578,303.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended December 31		Year ended December 31
	2012	2013	2012	2013
Cash flows from operating activities:
Net income (loss)	7,657	1,992	22,082	(4,107)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	2,268	2,766	11,120	12,832
Depreciation and amortization of property and equipment	2,364	4,543	9,168	14,933
Amortization of intangible assets	1,013	867	3,448	3,069
Amortization of land use right	18	209	72	516
(Reversal) provision of allowance for doubtful accounts	(22)	392	209	1,254
Loss (income) on equity method investments	289	(7)	637	363
Loss on disposal of property and equipment	50	64	208	253
Changes in fair value of contingent consideration in connection with business combinations	476	51	1,118	252
Preexisting contract loss	—	—	—	4,106
Changes in operating assets and liabilities:
Accounts receivable	13,223	853	(47,135)	(46,143)
Other assets	4,802	(1,454)	(372)	(13,461)
Accounts payable	3,925	6,107	1,458	4,501
Other liabilities	7,433	19,497	7,924	25,472

Net cash provided by operating activities	43,496	35,880	9,937	3,840
Cash flows from investing activities:
Purchase of property and equipment	(4,690)	(12,408)	(20,560)	(40,047)
Purchase of intangible asset	—	(99)	—	(99)
Cost of long-term investments	(103)	(1,572)	(1,532)	(1,572)
Proceeds from sales of long-term investments	—	—	2,413	—
Consideration paid for business acquisitions	—	(854)	(2,155)	(50,556)
Consideration paid for acquiring of noncontrolling interest	—	—	(9)	—
Restricted cash	(8,086)	(5,138)	(7,161)	(2,667)

Net cash used in investing activities	(12,879)	(20,071)	(29,004)	(94,941)
Cash flows from financing activities:
Proceeds from exercise of options	7	—	1,874	597
Capital contribution from noncontrolling interest shareholder	—	821	436	4,846
Proceeds from short term borrowings	29,229	35,917	53,486	125,325
Proceeds from long term borrowings	—	2,709	—	17,332
Payments of short term borrowings	(13,614)	(33,743)	(15,199)	(64,123)
Deferred and contingent consideration paid for business acquisitions	(1,697)	(2,792)	(5,677)	(5,651)

Net cash provided by financing activities	13,925	2,912	34,920	78,326
Effect of exchange rate changes	(404)	146	(452)	1,013

Net increase (decrease) in cash	44,138	18,867	15,401	(11,762)
Cash and cash equivalent at beginning of period	72,459	85,968	101,196	116,597

Cash and cash equivalent at end of period	116,597	104,835	116,597	104,835

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months
	ended December 31, 2012					ended December 31, 2013
	GAAP	Adjustments		Non-GAAP		GAAP	Adjustments		Non-GAAP
Operating expenses	(26,873)	2,727	(a)	(24,146)		(35,186)	3,125	(c)	(32,061)

Income from operations	10,619	3,542	(a)(b)	14,161		7,083	3,371	(c)(d)	10,454

Net income	7,657	3,542	(a)(b)	11,199		1,992	3,371	(c)(d)	5,363

	Year					Year
	ended December 31, 2012					ended December 31, 2013
	GAAP	Adjustments		Non-GAAP		GAAP	Adjustments		Non-GAAP
Operating expenses	(101,085)	12,735	(e)	(88,350)		(127,064)	14,225	(g)	(112,839)

Income from operations	28,280	15,035	(e)(f)	43,315		5,674	19,451	(g)(h)	25,125

Net income (loss)	22,082	15,035	(e)(f)	37,117	(4,107)		19,451	(g)(h)	15,344

Notes:

(a)	Adjustments to exclude share-based compensation of $2,143 and amortization of intangible assets from acquisitions of $584 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $123, amortization of intangible assets from acquisitions of $215, and changes in fair value of contingent consideration connection with business combinations of $477 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $2,628 and amortization of intangible assets from acquisitions of $497 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $137, amortization of intangible assets arising from acquisitions of $58, and changes in fair value of contingent consideration in connection with business combinations of $51 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $10,609 and amortization of intangible assets from acquisitions of $2,126 from the unaudited condensed consolidated statements.
(f)	Adjustments to exclude share-based compensation of $508, amortization of intangible assets from acquisitions of $673, and changes in fair value of contingent consideration connection with business combinations of $1,119 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(g)	Adjustments to exclude share-based compensation of $12,339 and amortization of intangible assets from acquisitions of $1,886 from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $493, amortization of intangible assets arising from acquisitions of $375, changes in fair value of contingent consideration in connection with business combinations of $252, and preexisting contract loss of $4,106 from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended December 31, 2012			Three months ended December 31, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	576,572	—	576,572	596,586 (a)	—		596,586	(a)
Diluted earnings per share (in US$)	0.01		0.02	—			0.01
Diluted earnings per ADS (in US$)	0.13		0.19	0.04			0.10

	Year ended December 31, 2012			Year ended December 31, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments		Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	582,402	—	582,402	575,326	11,465	(b)	586,791
Diluted earnings per share (in US$)	0.04		0.06	(0.01)			0.03
Diluted earnings per ADS (in US$)	0.38		0.64	(0.06)			0.27

Note:

(a)	In the earning release for the third quarter 2013, we estimated 58.3 million average ADSs or 583.0 million shares would be outstanding in the fourth quarter 2013. The difference from the estimate of 583.0 million to the actual number of 596.5 million shares was primarily due to that we previously estimated the fourth quarter 2013 would be in a loss position and the impact of the share options and share units would be anti-dilutive and was not included. However, the actual number of the fourth quarter 2013 was profitable and the impact of the share options and share units was included in the calculation of outstanding shares.
(b)	The adjustments represent addition of impact of share options and share units assumed to have been exercised or vested at the beginning of period (or at time of issuance, if later).